April 23, 2024 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

10 F Street NE

Washington, D.C. 20549

Attn:  Claudia Rios and Kevin Dougherty

Re: Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 4 to Draft Registration Statement on Form F-1

Submitted December 21, 2023

CIK 0001561861

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 4 to the draft registration statement on Form F-1, confidentially submitted on February 9, 2024, relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 22, 2024 (the “Comment Letter”).

The Issuer advises the Staff that in addition to revising the draft registration statement in response to the Comment Letter, it has updated the financial statements in Amendment No. 5 to include the year ended December 31, 2023. For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed in each case by the Issuer’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 5.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted February 9, 2024

Prospectus Summary

Our Growth Strategy, page 12

1.

You disclose that your growth strategies entail, in part, (i) “Upgauging our fleet to drive highly profitable growth,” (ii) “Expanding our network through new profitable destinations as well as densifying existing routes,” and (iii) “Continuing to drive growth through our partnerships, including with Delta and other airlines.” Please balance disclosure of your growth

United States Securities and Exchange Commission

April 23, 2024

strategies with the risks to such strategies, such a cross-referencing to relevant risk factors on such topics on page 40 and 53 which discuss relevant part the risks that the delivery of Boeing 737 MAX that you have on order may be delayed due to FAA’s supervision over the expansion of production of Boeing 737 MAX and other quality control measures, and that you might not be able to reap the full benefits of the JCA with Delta to expand options for passengers traveling between Mexico and the United States if the U.S. DOT terminates your antitrust immunity.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 14 and 15 of Amendment No. 5 to cross reference the relevant risks factors on such topics.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Factors affecting our results of operation

Fleet availability and leasing costs, page 92

2.

We note your response to prior comment 2. However, in terms of aircraft finance leasing agreements with the Export-Import Bank of the United States, or EXIM, please file such financing agreements or the omnibus financing agreement(s) that may cover more than one aircraft. We note that at September 30, 2023 you disclose having, 10 of your aircraft subject to these financing agreements, with the aggregate outstanding amount under these financing agreements of $161.7 million.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 5. The Issuer advises the Staff that it does not intend to file the aircraft financing agreements with EXIM as exhibits. The Issuer has made this determination because the aircraft financing agreements are customary contracts made in the ordinary course of business on which, individually considered, the Issuer is not substantially dependent and that are not material to the Issuer. Item 601(b)(10)(ii) of Regulation S-K states that if a contract “is such as ordinarily accompanies the kind of its business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless captured by certain enumerated categories, including “any contract upon which the registrant’s business is substantially dependent […]”.

Individually considered, none of the Issuer’s aircraft financing agreements is material in amount or significance. As of December 31, 2023, 10 out of the 146 Company’s aircraft were subject to [five] financing agreements with EXIM maturing in 2026 and 2027. As of that date, the aggregate outstanding amount under the five financing agreements was $150.7 million, representing in the aggregate 6.4% of the Company’s total lease liabilities and 4.7% of the Company’s total loans and borrowings. The outstanding amounts for each of the Company’s five aircraft financing agreements were $87.1 million, $35.5 million, $19.5 million, $1.6 million and $7.0 million. In addition, during the first quarter of 2024, three of the aforementioned aircraft finance leases were paid off and converted into regular operating leases. As such, we currently have eight aircraft subject to aircraft finance leases.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

April 23, 2024

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:  Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

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